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The following are portions of the transcript of ArvinMeritor's fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to ArvinMeritor's offer to purchase all outstanding shares of the common stock of Dana Corporation.


                  JULY 21, 2003, 11:00 A.M.  CONFERENCE CALL

             FY2003 - THIRD-QUARTER RESULTS - ENDED JUNE 30, 2003

LIN CUMMINS:

Now I need to quickly read through some required language. Because we will take a few moments to update you on the status of our $15 per share cash offer for Dana, I need to remind you that the solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn:
Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

Our discussion may contain forward-looking statements. These forward-looking statements are based on currently available competitive financial and economic data and management views and assumptions regarding future events. However, forward-looking statements are inherently uncertain and actual results may differ materially from those projected as a result of certain risks and uncertainties. Throughout today's discussion we may present important factors that could affect our results. You should also review our Securities and Exchange Commission filings for a more complete disclosure of risks that affect our results.

LARRY YOST:

Before we turn to the question and answer section, I'd like to take a few minutes to update you on the status of our $15 per share offer for Dana.





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We are awaiting the recommendation of the Dana Board with respect to our $15 per share cash tender offer. We are hopeful that Dana's Board recognizes the substantial value that our offer provides Dana's shareowners and the compelling strategic logic inherent in the combination. We continue to believe that our $15 per share offer is a fair price for Dana's shareowners, offering certainty of cash today without assuming the risks inherent in their restructuring efforts.

We are committed to this transaction and to making the combination a reality. I am confidant that working cooperatively, we can negotiate a combination that is in the best interests of both companies' shareowners, customers and employees.

We see this as a very compelling combination. A combined ArvinMeritor-Dana will have a more diversified product mix and a balanced customer base. Importantly, the combined company will have the increased capability to accelerate growth; to pursue strategic initiatives; and to enlarge our diversified portfolio of products and services. It will also enable us to expand our content per vehicle by developing a complete undercarriage and drivetrain systems technology capability to serve both the light and commercial vehicle industries, as we strengthen the powertrain product portfolio. The transaction is also expected to create significant financial benefits, including considerable sales, operating and cost synergies beyond what either company could achieve on its own.

During the past couple of weeks, we have spoken with many of our shareowners, as well as many of Dana's shareowners, and we very much appreciate the support that we've received for our offer.

We have initiated a dialogue with the antitrust agencies and we are confident that working with the authorities, we can satisfactorily address any issues. At the end of the day, we feel very good that the antitrust issues will not impair the value of this transaction. We are ready to roll up our sleeves and get down to business right away.